EXHIBIT 99.5

CONSENT OF H. AGNERIAN, P. GEO., OF ROSCOE POSTLE ASSOCIATES INC.

        I hereby consent to the reference to my name and the use of information from “Technical Report on Limon Mine, Nicaragua”, in the Annual Information Form of Glencairn Gold Corporation for the year ended December 31, 2004 to be filed with certain Canadian securities commissions and in the Annual Report on Form 40-F of Glencairn Gold Corporation for the year ended December 31, 2004 to be filed with the United States Securities and Exchange Commission.

Dated at Toronto, Canada this 30th day of March, 2005.

/s/ H. Agnerian
H. AGNERIAN, P. GEO.